

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2007

David J. O'Reilly
Chairman of the Board and Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA   94583-2324

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on February 28, 2007**
> **Response Letter Dated July 27, 2007**
> **File No. 001-00368**

Dear Mr. O'Reilly:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006, and your response letter dated July 27, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comments

Supplemental Information on Oil and Gas Producing Activities, page FS-63

Reserve Quantity Information, page FS-70

1.   We have reviewed your response to prior comment four of our letter dated July 18, 2007. Although production has not commenced for the Agbami field, we assume that you have a cash flow projection for the field in the reserve report beginning at the estimated time of first production. Please confirm that the volumes of proved reserves that you are attributing to fuel gas have no sales prices associated with them and, therefore, carry no value in the cash flow analysis since these volumes are not being sold.

Closing Comments

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 You may contact James Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact me at (202) 551-3740, with any other questions.

 Sincerely,

 H. Roger Schwall
 Assistant Director